July 16, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, DC 20549
Attention:	Mr. Jay Ingram Mr. Ruairi Regan
Re:	Endocare, Inc. Registration Statement on Form S-4 File No. 333-156921
Ladies and Gentlemen,
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Endocare, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-4 (File No. 333-156921), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on January 23, 2009 and declared effective on May 5, 2009.
     The Registration Statement related to a proposed offering of common stock of the Registrant pursuant to an Agreement and Plan of Merger, dated as of November 10, 2008 (the “Merger Agreement”), by and among the Registrant, Orange Acquisitions Ltd., a wholly owned subsidiary of the Registrant, and Galil Medical Ltd. (“Galil”). On July 7, 2009, the Registrant and Galil issued a press release announcing that the Merger Agreement had been terminated. Accordingly, the Registrant requests that the Commission consent to the withdrawal of the Registration Statement, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477. The Registration Statement has been declared effective; however, no securities have been issued or sold pursuant to the Registration Statement.
     In accordance with the foregoing, the Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement.

     If you have any questions regarding this application for withdrawal, please contact the undersigned at (949) 450-5425. Thank you for your attention to this matter.

Sincerely, Endocare, Inc.
By:	/s/ Clint B. Davis
	Name:	Clint B. Davis
	Title:	Senior Vice President, Legal Affairs, General Counsel and Secretary